EXHIBIT 21

WEYCO GROUP, INC.

SUBSIDIARIES OF THE REGISTRANT

Incorporated
Name of Company	In	Subsidiary Of
Weyco Investments, Inc.	Nevada	Weyco Group, Inc.

Weyco Merger, Inc.	Wisconsin	Weyco Group, Inc.

Weyco Retail Corp.	Wisconsin	Weyco Group, Inc.

Florsheim Shoes Europe S.r.l.	Milan, Italy	Weyco Group, Inc.

Weyco France SARL	Paris, France	Weyco Group, Inc.